SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

SYBASE, INC.

(Name of Subject Company)

SYBASE, INC.

(Names of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

871130100

(CUSIP Number of Class of Securities)

Daniel R. Carl, Esq.

Vice President and General Counsel

One Sybase Drive

Dublin, CA 94568

(925) 236-5000

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

Copies To:

Michael J. Kennedy, Esq.

Michael S. Dorf, Esq.

Dana C.F. Kromm, Esq.

Shearman & Sterling LLP

525 Market Street, Suite 1500

San Francisco, CA 94105

(415) 616-1100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on May 26, 2010 (as previously filed with the SEC, the “Schedule 14D-9”) by Sybase, Inc., a Delaware Corporation (“Sybase”), relating to the tender offer (the “Offer”) by Sheffield Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of SAP America, Inc., a Delaware corporation (“Parent”), to purchase all outstanding Shares at a purchase price of $65.00 per share, net to the holder thereof in cash, without interest and less any required withholding of taxes (the “Offer Price”). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), filed by Purchaser and Parent with the SEC on May 26, 2010, and is subject to the conditions set forth in the Offer to Purchase dated May 26, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and Letter of Transmittal are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, and are incorporated herein by reference. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 1 is being filed to reflect certain updates as reflected below.

Item 6.	Interest in Securities of the Subject Company.

Item 6 of the Schedule 14D-9 is hereby amended as follows:

“Except as disclosed in the Schedule 14D-9 previously filed by the Company, during the past 60 days, no transactions with respect to the Common Stock have been effected by Sybase or, to Sybase’s knowledge after reasonable inquiry and a review of Form 4 filings, by any of its current executive officers, directors, affiliates or subsidiaries, except for the following.

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price
Keith Jensen	06/07/2010	Exercise of employee stock option pursuant to a Rule 10b5-1 sales plan	500	$28.37
Keith Jensen	06/07/2010	Sale effected pursuant to a Rule 10b5-1 sales plan	480	$64.44
Steven Capelli	06/09/2010	Acquired shares of common stock upon vesting of stock appreciation right	38,333	$20.92
Steven Capelli	06/09/2010	Acquired shares of common stock upon vesting of stock appreciation right	22,881	$21.56
Steven Capelli	06/09/2010	Cancellation of shares upon exercise of stock appreciation right	20,171	$64.25
Steven Capelli	06/09/2010	Exercise of employee stock options	834	$9.93
Steven Capelli	06/09/2010	Exercise of employee stock options	3,125	$15.18
Steven Capelli	06/09/2010	Exercise of employee stock options	15,031	$25.81
Steven Capelli	06/09/2010	Exercise of employee stock options	16,700	$28.37
Steven Capelli	06/09/2010	Exercise of employee stock options	15,831	$28.39
Steven Capelli	06/09/2010	Sale effected	51,521	$64.4248
Steven Capelli	06/09/2010	Sale effected	7,900	$64.35
Steven Capelli	06/09/2010	Sale effected	100	$64.345
Steven Capelli	06/09/2010	Sale effected	33,043	$64.34

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the first paragraph under the caption “Regulatory – United States Antitrust Laws” in its entirety as follows:

“Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisitions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares by Purchaser pursuant to the Offer is subject to such requirements. SAP AG filed a Premerger Notification and Report Form in connection with the Offer with the Antitrust Division and the FTC on June 1, 2010. The required waiting period with respect to the Offer expired at 11:59 p.m., New York City, time on June 16, 2010.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the second paragraph under the caption “Regulatory – European Union Antitrust Laws” in its entirety as follows:

“Under the provisions of the EC Merger Regulation, the initial (Phase I) review period is 25 working days, which may be extended by 10 working days if the parties offer remedial undertakings during the initial 20 working days of the Phase I period. If the EC has serious doubts whether a notified transaction is compatible with the common market, it may initiate Phase II proceedings, which last an additional 90 to 125 working days. SAP AG notified the transaction to the EC on June 16, 2010, which makes July 22, 2010 the date on which the initial 25 working day review period expires, unless the review period is terminated prior to such expiration by the EC.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs immediately following the third paragraph under the caption entitled “Litigation.”

“On June 11, 2010, a putative shareholder class action suit styled as Donald Carlson v. Sybase, Inc., et al., Case No. 5557-CC, was filed in the Court of Chancery for the State of Delaware naming Sybase’s directors, Sybase, Parent and Purchaser as defendants. A copy of this complaint is filed as an Exhibit hereto. The complaint generally alleges that the individual defendants breached their fiduciary duties by structuring the tender offer in a coercive manner and failing to disclose all material facts to shareholders and that Parent and Purchaser aided and abetted these alleged breaches of fiduciary duties. The complaint seeks class certification, certain forms of injunctive relief, including enjoining the Offer, a declaratory judgment as to the application of 8 Del. C. § 262(h), unspecified damages, and payment of plaintiff’s attorney’s costs and fees. On June 11, 2010, plaintiff also filed motions for expedited proceedings and for a preliminary injunction.

Sybase and the other defendants have not yet responded to the complaints. We intend to defend the claims raised in these lawsuits.”

Item 9.	Materials to be Filed as Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Document

(a)(5)(D)	Complaint captioned Donald Carlson v. Sybase, Inc., et al., Case No. 5557-CC, filed on June 11, 2010, in the Court of Chancery of the State of Delaware.

(a)(5)(E)	Press release issued by SAP AG on June 17, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SYBASE, INC.

By:	/s/ Daniel R. Carl
Name:	Daniel R. Carl, Esq.
Title:	Vice President, General Counsel and Secretary

Dated:	June 17, 2010

EXHIBIT INDEX

Exhibit No.	Document

(a)(5)(D)	Complaint captioned Donald Carlson v. Sybase, Inc., et al., Case No. 5557-CC, filed on June 11, 2010 in the Court of Chancery of the State of Delaware.

(a)(5)(E)	Press release issued by SAP AG on June 17, 2010.